UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*
                 -------------------------------
                         INTRENET, INC.
                        (Name of Issuer)

                 Common Stock, without par value
                 (Title of Class of Securities)

                            461190100
                         (CUSIP Number)
                --------------------------------
                        Paul A. Biddelman
                      Hanseatic Corporation
                   450 Park Avenue, Suite 2302
                    New York, New York 10022
                         (212) 832-3038
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                 -------------------------------

                        December 30, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

                             ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  461190100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     -0-

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES*

     --

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-

14    TYPE OF REPORTING PERSON

      CO

CUSIP NO.  461190100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     -0-

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     -----

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

     -0-

14   TYPE OF REPORTING PERSON

     IN
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
                     INTRODUCTORY STATEMENT

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 2 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated January 19, 1993 as amended by Amendment No. 1 thereto dated December 2, 1997 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Corporation ("Hanseatic") and Wolfgang Traber (the "Stockholder") and therefore does not restate the items therein in their entirety. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Amended Statement on Schedule 13D. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

Item 1.   Security and Issuer.
          -------------------

     This statement relates to shares of the common stock, without par value (the "Common Stock"), of Intrenet Inc. (the
"Corporation"). The principal executive offices of the Corporation are located at 400 Technecenter Drive, Suite 200, Milford, Ohio
45140.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a-b)     As of December 30, 1998, neither Hanseatic nor the
Stockholder beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, any shares of Common Stock. As disclosed by such persons to Hanseatic, none of the executive officers or directors of Hanseatic set forth in Annex 1 to the Amended Statement on Schedule 13D beneficially own any shares of the Common Stock.

     (c)  On December 30, 1998, Hanseatic sold 2,748,923 shares
(the "Shares") of Common Stock in an open market brokerage transaction in the over-the-counter market at a sale price of $2.75 per share (the "Sale").

     (d) The right to receive or the power to direct the receipt of the proceeds of the sale of the Shares (constituting, to the best of the knowledge of the undersigned, 20.3% of the outstanding Common Stock, based on an aggregate of 13,550,638 shares of Common Stock outstanding as reported in the Corporation's most recent Quarterly Report on Form 10-Q), is held (and, prior to the Sale, the right to receive or the power to direct the receipt of dividends from the Shares was held) by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners LLC, a Delaware limited liability company in which the sole managing member is Hanseatic.

     (e) As a result of the Sale, on December 30, 1998 Hanseatic and the Stockholder ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Exhibit A -    Agreement pursuant to Rule 13d-1(f)(iii)

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                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1998           HANSEATIC CORPORATION



                                   By s/Paul A. Biddelman
                                     -----------------------------
                                     Paul A. Biddelman, President


Dated: December 30, 1998           s/Wolfgang Traber
                                   -------------------------------
                                   Wolfgang Traber